PILLSBURY WINTHROP LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

October 27, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 4-6

Attn: Ms. Peggy Fisher

Re:	PortalPlayer, Inc. - Registration Statement on Form S-1 (File No. 333-117900)

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 15, 2004. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letters from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Responses to Letter Dated October 15, 2004

General

1.	Please include an updated and signed consent from your independent auditors with any amendment filed.

Response: As disclosed in the Registration Statement, the Registrant’s board of directors has approved a 1-for-3 reverse stock split to take effect upon completion of the offering, subject to stockholder approval. The financial statements presented in Amendment No. 3 give effect to such reverse stock split assuming it has been approved by the stockholders. However, the Registrant’s Independent Registered Public Accounting Firm has informed the Registrant that until such time as the reverse split is formally approved by the Registrant’s stockholders, the Independent Registered Public Accounting Firm will be unable to provide its consent. A statement to this effect has been included in the report of the Independent Registered Public Accounting Firm included in Amendment No. 3. The Registrant respectfully submits that the consent will be included in a future filing once the reverse split has been formally approved by the Registrant’s stockholders.

Securities and Exchange Commission

October 27, 2004

Consolidated Financial Statements

2.	We reference your response to our prior comments number 3 and 7. We note that the difference between the convertible preferred stock on the balance sheets at June 30, 2004 of $85,001 and the amount included in Note 8 of $83,152 is related to the increase in fair value of the Series D convertible preferred stock for the six months ended June 30, 2004. Please revise your table on Note 8 to reflect the increase in fair value of the stock. Additionally, tell us how you determined the allocation of the increase in fair value to stock based compensation and deferred compensation. Tell us how you recorded previous adjustments to increase the fair value of the stock prior to the six months ended June 30, 2004.

Response: In response to the Staff’s comment, the Registrant has revised the table in Note 8 to reflect the increase in fair value of the Series D convertible preferred stock underlying the consulting arrangement. As of June 30, 2004, the increase in fair value of $1,849,000 was allocated $1,353,000 to stock-based compensation for past services and $496,000 to deferred compensation. The allocation was based upon the shares underlying the arrangement which were treated for accounting purposes as earned over the term of the consulting agreement. As of September 30, 2004, all of the fair value increases associated with the arrangement since inception, $1,978,000, had been recorded as stock compensation.

As noted in the Registrant’s letter to the Staff dated August 17, 2004, the fair value of the common stock was deemed to be less than $1.50 at December 31, 2003. The issuance price of the Series D convertible preferred stock was $1.50 per share and the shares convert at a ratio of one for one into common. The Registrant determined that there were no changes to the fair value of the preferred stock underlying this arrangement prior to the amounts recorded in the six months ended June 30, 2004.

3.	We reference your response to our prior comment number 8. Provide the estimated IPO price or range when available. If the difference between the IPO price and the price of the options granted in 2004 is significant please provide us with details of the significant factors contributing to the difference. Please note that we defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

Response: The Registrant supplementally advises the Staff that it expects to implement a 1-for-3 reverse stock split, to be effective upon completion of the offering, and currently anticipates a preliminary post-split public offering price range of $11.00 to $13.00 per share for the Registrant’s common stock. The filed amendment to the Registration Statement reflects the reverse split, together with the IPO price range.

Securities and Exchange Commission

October 27, 2004

The options granted during 2004 were issued at exercise prices ranging from $0.45 and $9.72 per share; however, the Registrant has deemed the fair market value of the shares underlying the options to be between $3.21 and $12.00 per share. The Registrant notes that the fair market value of the Registrant’s common stock was deemed to be $9.93 when the Registrant initiated discussions with potential underwriters for a possible public offering of the Registrant’s common stock in June 2004. When the Registrant filed its initial Registration Statement on August 3, 2004, the fair market value of the Registrant’s common stock was deemed to be $10.68. The Registrant believes that it has recorded the appropriate stock compensation in view of the preliminary public offering price range. The fair values of the Registrant’s common stock on and pre- and post-split basis for certain periods are as follows:

Date Range	Pre-Split Exercise Price Per Share	Pre-Split Fair Market Value Per Share
through June 2003	$0.15	$0.15
July 1, 2003 through December 31, 2003	$0.15	$0.15 – 1.07
January 1, 2004 through March 31, 2004	$0.15	$1.07 – 2.95
April 1, 2004 through July 31, 2004	$0.15 – 1.90	$2.95 – 3.56
August 1, 2004 through September 30, 2004	$3.24	$3.56 – 3.89
October 1, 2004 through October 25, 2004	$3.24	$3.89 – 4.00

Date Range	Post-Split Exercise Price Per Share	Post-Split Fair Market Value Per Share
through June 2003	$0.45	$0.45
July 1, 2003 through December 31, 2003	$0.45	$0.45 – 3.21
January 1, 2004 through March 31, 2004	$0.45	$3.21 – 8.85
April 1, 2004 through July 31, 2004	$0.45 – 5.70	$8.85 – 10.68
August 1, 2004 through September 30, 2004	$9.72	$10.68 – 11.67
October 1, 2004 through October 25, 2004	$9.72	$11.67 –12.00

* * *

Securities and Exchange Commission

October 27, 2004

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Mr. Adélaja Heyliger
Ms. Kristin Brooks

Mr. Gary Johnson
Mr. Svend-Olav Carlsen

Ms. Melinda Litherland

Mr. John D. Wilson